PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 01 2021
Washington DC
415

ANNUA
I

21004514

SEC FILE NUMBER
8- 67573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago Americas Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, Suite 2501
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Boyar 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500 (Address) New York (City) New York (State) 10001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago Americas Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

DIANA G. HILBIG
Notary Public - State of New York
NO. 01HI6310596
Qualified in New York County
My Commission Expires Aug 25, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2021

KSM KATZ SAPPER & MILLER

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triago Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triago Americas Inc. as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triago Amercias Inc. as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triago Americas Inc.'s management. Our responsibility is to express an opinion on Triago Americas Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triago Americas Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Triago Americas Inc.'s auditor since 2019.

New York, NY
May 26, 2021

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite [illegible]
New York, NY 10001
Tel 212.597.9800
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

ASSETS

Cash	$ 2,725,586
Restricted cash equivalent	403,565
Accounts receivable	2,395,350
Due from affiliates	66,939
Prepaid expenses	137,579
Right of use asset- operating Lease	5,230,169
Property and equipment (net of $52,548 accumulated depreciation)	252,616
Total Assets	$ 11,211,804

LIABILITIES

Operating lease liability	$ 5,868,920
Accounts payable and accrued expenses	423,844
Due to parent company	711,060
Subtenant rent security	80,295
Total Liabilities	$ 7,084,119

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,067,975
Retained Earnings	1,058,610
Total Stockholders' Equity	4,127,685
Total Liabilities and Stockholders' Equity	$ 11,211,804

See accompanying notes to these financial statements

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

Triago Americas Inc. ("the Company"), which is a 99% owned subsidiary of Triago Management Development S.A., ("the Parent Company") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their investor's positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is regulated by the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Trade accounts receivable from customers are based on the terms set forth in the invoices, and are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers. No allowance has been deemed necessary as of March 31, 2021.

Property, Equipment and Depreciation

Property and Equipment is recorded at cost. Depreciation of property and equipment is computed on a straight-line basis. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

(Continued)

Cash Equivalents

Cash equivalents include short term highly liquid money market investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less.

Revenue Recognition from Contracts with Customers

The Company adopted ASC 606, effective April 1, 2018 using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of stockholders equity. The Company applied the practical expedient and did not restate contracts that were completed contracts as of April 1, 2018. There were no uncompleted contracts and there was no cumulative effect to be recognized from initially applying ASC 606.

The following provides detailed information regarding the Company's recognition of revenue:

Primary Private Placement- The Company assists certain clients with raising capital for newly formed private equity funds and receives a fee for the service. These fees are usually calculated based upon the value of committed capital of the qualified investor. Revenue is recognized in the financial statements when the Company has fulfilled its obligation of obtaining these commitments on behalf of the client. In many instances, the Company offers the clients an installment payment schedule of its fee.

Secondary Private Placement- The Company assists certain clients with sale of limited partnership interests to other limited partners and receives a fee for the service. The Company recognizes revenue at the time of closing. Generally, 100% is paid when invoiced.

Advisory Revenue- The Company may from time to time assist clients on a consultation basis with their intended private placement and may also assist with various document preparation. These fees are charged to the client when its consultation services are rendered and complete. When the fee is not contingent upon the performance of future services by the Company, revenue is recognized when it is determined that there are no uncertainties concerning the collection of such fees and the performance obligation of promised services is complete.

Expenses are recognized and recorded when incurred. Any costs to obtain client contracts are immaterial.

Gain/ Loss on Foreign Exchange

The Company adjusts its receivables at each month end to recognize any gain or loss in exchange rate fluctuation for those invoices originally in foreign currency. During this fiscal year, the Company had two clients who were invoiced in Euros or Pounds Sterling. This foreign currency transaction gain/loss account is used exclusively for this purpose and therefore is reflected in the revenues on the Statement of Operations. For the year ended March 31, 2021, the total net gain in this account was $103,302.

(Continued)

Commission Expense

Commission expense on the Company's primary securities placements are accrued when the placement fee is collected and are generally paid upon such collection subject to management's discretion and based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended March 31, 2021, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Leases

In February 2016, the FASB issued Accounting Standards Updated ("ASU") 2016-02, *Leases (Topic 842),* which supersedes the existing guidance for lease accounting. ASU 2016-02, which has been amended several times, requires lessees to recognize leases on their balance sheets, and leaves lessor accounting mostly unchanged. The ASU also changes the definition and criteria as to what constitutes a lease. The ASU is effective for fiscal years beginning after December 15, 2018, and for interim periods within those fiscal years.

In July 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment, if required, to the beginning balance of retained earnings in the period of adoption (modified retrospective method). The Company has elected this transition method on the adoption date of April 1, 2019. A cumulative effect adjustment was not required. The Company's current lease arrangement expires September 2030 (see Note C).

(Continued)

NOTE B- Subsequent Events

The Company has performed an evaluation of subsequent events through May 26, 2021 which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of March 31, 2021.

NOTE C- Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2021, the Company's cash deposits in the U.S. bank were approximately $2,726,000 which exceeds the U.S. federally insured limit by approximately $2,476,000. The Company has not experienced any losses in such accounts, believes it is not exposed to any credit risk and periodically monitors the financial strength of the financial institution by independent means.

NOTE D- Financial Instruments

The fair value of certain of the Company's receivables and payables approximates the carrying amounts presented in the statement of financial condition due to the nature of these instruments.

NOTE E - Property and Equipment

Property and equipment at March 31, 2021 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 144,292	7
Office equipment	14,154	5
Computer equipment	38,045	5
Leasehold improvements	108,673	Life of lease
Total	305,164	
Less accumulated depreciation	52,548	
Net	$ 252,616	

(Continued)

NOTE F – Commitments and Contingencies

Lease

The Company has one operating lease for office space in New York City which was entered into on November 1, 2019 and expires on September 30, 2030. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $713,000.

As it relates to the Company's office lease, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the net present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is a 5% interest rate, which is the United States prime rate as of November 1, 2019 plus 25 basis points, the estimated incremental borrowing rate.

As per the lease agreement, the Company has a letter of credit and contingent liability in favor of its landlord aggregating $401,565 as of March 31, 2021 and supported by a pledge in the same amount as collateral to its financial institution. It is held in the Company's money market account. The collateral, along with any accrued interest, is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition. Mantra Americas LLC, a related entity by way of having the same Parent as the Company is renting a portion of the office space and as such, the Company has received a security deposit which is reflected in the Statement of Financial Condition as Subtenant Rent Security. The average annual income pursuant to the subtenant rent is approximately $142,000.

At March 31, 2021, future minimum annual payments under this lease are as follows:

Year ending March 31:

2022	**$ 743,904**
2023	**743,904**
2024	**743,904**
2025	**768,504**
2026	**802,944**
Thereafter	**3,613,248**
Total Lease Payments	**$ 7,416,408**

(Continued)

Legal Matters

In the normal course of business, the Company may be subjected to litigation relating to its business activities including civil actions and arbitration. As of March 31, 2021, the Company is not a party to any litigation.

NOTE G - Income Taxes

At March 31, 2021, the Company has available remaining net operating loss carryforwards for use in future years of approximately $750,000 for federal, state and local tax purposes and, along with differences between the bases of certain assets and liabilities for financial and tax reporting purposes, give rise to a deferred tax asset of approximately $273,000 which has been fully offset by a valuation allowance in the same amount. The allowance has been recorded since it cannot now be estimated that it is more likely than not that the Company will be able to utilize its carryforwards through future profitable operations. The net operating loss carryforwards begin to expire in 2036, however the portion of these losses created from years beginning January 1, 2018 can be carried forward indefinitely. The company will periodically evaluate the likelihood of realizing such asset and will adjust the valuation allowance, accordingly, based on those results.

The Company files its income tax returns on the cash basis. Due to the nature and timing of the client receivables, it is anticipated that the Company will have a cash basis profit. The Company had net operating losses to carryforward from prior years in an amount that would decrease the current year's taxable income to zero. Minimum State and City taxes have been determined to be immaterial to the financial statement and as a result, there is no income tax provision on the Company's accounts for the year ended March 31, 2021.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2017 are open to examination by the taxing authorities.

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2021, the Company had net capital of $871,636, which was $748,039 in excess of the net required minimum capital of $123,597. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

NOTE I - Related Party Transactions

During the year ended March 31, 2021, $312,033 was charged for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. In addition, the Company was also billed $1,309,746 in management fees for certain administrative expenses by its parent company Triago Management Development for the fiscal year then ended.

As of March 31, 2021, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS, net	$ 64,683	
Triago UK Limited, net	2,256	
Triago Management Development SARL, net		$ 711,060
Total	$ 66,939	$ 711,060

The Company, its parent company and certain subsidiaries affiliated with the parent company have entered into a credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. As of March 31, 2021, there is no outstanding balance under the Agreement.

NOTE J – Revenue Concentration and Account Receivable

For the year ended March 31, 2021, four customers accounted for approximately 58% of total revenue, each representing between 8% to 24% of the company's total revenues for the year then ended. At March 31, 2021, three customers accounted for approximately 73% of the Company's accounts receivable with the largest representing 35% of the total. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2021 is due between April 2021 and January 2025.

(Continued)

NOTE K – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2021, the Company made matching contributions to the plan of approximately $100,513.

NOTE L – COVID-19

On January 30, 2020 the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company is monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report, the Company has not experienced any health-related issues with its staff nor does the Company anticipate any decline in its business revenues as a result of the health emergency.

NOTE M – LOANS

On May 5, 2020, the Company received a Payroll Protection Program (PPP) Loan from the Small Business Administration in the amount of $243,000. The loan carried an interest rate of 1% per annum and would have come due on May 5, 2022. However, on December 8, 2020, the Company's was approved for full forgiveness of the loan. Therefore, the loan amount is included in the Statement of Operations as PPP loan forgiveness.